

Mail Stop 3561

July 21, 2016

Lewis L. Bird III
Chief Executive Officer
At Home Group, Inc.
1600 East Plano Parkway
Plano, Texas 75074

> **Re:**   **At Home Group, Inc.**
> **Registration Statement on Form S-1**
> **Responses Dated July 18 and 20, 2016**
> **File No. 333-206772**

Dear Mr. Bird:

We have reviewed your supplemental response and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 9

1. We note your statement in your proposed disclosure that investors should not place "undue reliance on this preliminary data" and that the data "may differ from actual results." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to vary materially from that reflected in the preliminary results. Accordingly, please remove these statements, as they imply that investors should not rely on the information presented, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ provides meaningful disclosure to investors.

Per Share Data, page 16

2. We note your basic and diluted net income per share amounts for the years ended January 31, 2015 and January 30, 2016 as seen here do not agree to the amounts disclosed on the face of your audited financial statements seen on page F-4 of your submission. Similarly, we note your basic and diluted net income per share amounts for the thirteen weeks ended May 2, 2015 do not agree to the amounts seen on page F-41 of your submission. Please revise.

3. We were unable to recalculate your basic and diluted weighted average shares outstanding using the pre-split shares disclosed in Amendment 5 and the disclosed stock split ratio provided in your response. Please show us how you calculated your weighted average share amounts, including the exact stock split ratio.

Use of Proceeds, page 50

4. We note from disclosures in the Use of Proceeds and Capitalization sections of your filing that you intend to use cash and/or borrowings under your ABL Facility to pay off your Second Lien Facility if the net proceeds from this offering are insufficient to repay the indebtedness under this facility plus accrued and unpaid interest and any premium. We have the following comments:

   • Please revise your disclosure on page 50 to quantify the amount needed to repay the Second Lien Facility plus accrued and unpaid interest and any premium as of the most recent practicable date. We believe this provides useful information that allows your investors to determine the likelihood that you will need to use cash or additional borrowings and the amount needed for this purpose. Please refer to Instruction 3 to Item 504 of Regulation S-K.

   • Please refer to the "As Adjusted" column in your Capitalization table on page 52. Please revise your disclosures to more clearly explain, if true, that you have assumed you will receive net proceeds of $115.8 million from this offering and based on that amount you will need to borrow approximately $14.2 million under your ABL Facility to fully repay your Second Lien Facility. We do not object to narrative disclosure in footnote (2) to this table indicating that the amount of borrowings will be reduced if the underwriters exercise their option.

   • Please refer to your calculation of pro forma interest expense on page 23 and page 59. Since it appears that you will make additional borrowings under the ABL Facility unless your underwriters fully exercise their option to purchase additional shares, tell us how your calculation considers the additional interest expense resulting from these additional borrowings. We do not believe it is appropriate to assume that you will receive proceeds from the exercise of the underwriters' option.

Dilution, page 54

5. Please show us how you arrived at $(66.7) million as your aggregate pro forma net tangible book value after the offering. Additionally, provide to us your dilution calculations of $16.12 per share to new investors and $15.80 which assumes the exercise of underwriter's option to purchase additional shares.

Financial Statements for the Fiscal Year Ended January 30, 2016

General

6. We note the report of your independent accountant was not included in your submission. Please confirm our assumption that your auditors will dual-date their audit opinion for the July 22, 2016 stock split described in Note 16.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products